Exhibit 4.15

ORDINARY SHARE PURCHASE AGREEMENT

THIS ORDINARY SHARE PURCHASE AGREEMENT (this “Agreement”) made as of 20 June, 2023 (the “Effective Date”), by and among Polyrizon Ltd., a company incorporated under the laws of the state of Israel, whose principal address is at 5Hatidhar St., Ra’anana, Israel (the “Company”), Medigus Ltd., a company incorporated under the laws of the state of Israel, whose principle address is at 10 HaNechoshet Street, 6971072, Tel Aviv, Israel (“Medigus”), Mr. Raul Srugo holding Israeli ID No. 069624500 and his affiliates listed in Exhibit A hereto (collectively “Srugo”), the persons and/or entities listed in Exhibit B hereto (together with Medigus and Srugo each, a “Purchaser” and collectively, the “Purchasers”) and the investors under various Simple Agreement for Future Equity Agreements dated January 30th 2022, June 8th 2022 and August 21st 2022 (collectively, the “SAFE Agreements”) whose names are listed in Exhibit C attached hereto (each a “SAFE Holder” and collectively, the “SAFE Holders”, and together with the Purchasers, the “Investors”).

Each herein referred to individually as a “Party” or collectively the “Parties”.

WHEREAS, Investors are shareholders of the Company pursuant to previous transactions executed between the Investors and the Company from time to time; and

Whereas, the Board of Directors of the Company (the “Board”) has determined that it is in the best interests of the Company to raise capital by means of issuance of the Company’s Ordinary Shares, of no nominal value (the “Ordinary Shares”) to the Purchasers, at a purchase price of US$0.383224512 per each Ordinary Share (the “PPS”), as more fully set forth in this Agreement; and

WHEREAS, the SAFE Holders have previously provided capital to the Company in an aggregate amount of US$ 718,952 (the “Convertible Amount”) pursuant to the terms of the SAFE Agreements, and the Parties acknowledge that, at the Closing (as defined below), the entire Convertible Amount shall be converted into the Company’s Ordinary Shares, convertible in the manner set forth in the SAFE Agreements, at the Conversion Price Per Share (as defined below) (the “Conversion Shares” and together with the Investment Shares (as defined below), the “Purchased Shares”); and

WHEREAS, the Purchasers desire to purchase and the Company desires to issue and sell to the Purchasers the Ordinary Shares pursuant to the terms and conditions more fully set forth in this Agreement.

NOW THEREFORE, in consideration for the mutual promises, covenants and obligations contained herein, and intending to be legally bound, the Parties hereby agree as follows:

1.	Purchase and Sale of Purchased Shares.

1.1.	Sale and Issuance of Purchased Shares. Subject to the terms and conditions of this Agreement, at the Closing (as defined below) the Purchasers, severally and not jointly, agree to purchase, and the Company agrees to sell and issue to the Purchasers, such number of Ordinary Shares as set forth opposite each Purchaser’s name in Exhibit B (the “Investment Shares”), at the PPS per each Ordinary Share and for a total aggregate purchase price of up to US$450,000 (the “Purchase Price”), and the Purchasers and the Company agree to be bound by the obligations set forth herein and to grant to the other Parties hereto the rights set forth in this Agreement.

The capitalization table of the Company, reflecting the issued and outstanding share capital of the Company on a Fully Diluted basis immediately prior to the Closing and immediately following the Closing, assuming the investment of the Purchase Price, and conversion of the Convertible Amount) is annexed hereto as Exhibit D (the “Cap Table”).

In this Agreement, “Fully-Diluted Basis” shall mean all issued and outstanding shares of the Company, including but not limited to (i) all Ordinary Shares; (ii) all Deferred Shares (iii) all securities convertible or exercisable into shares (being deemed so converted); (iv) all convertible investments, financings or loans (being deemed so converted); (v) all options, warrants and other rights to acquire shares or other securities exercisable for shares (being deemed allocated and so exercised); (vi) any adjustments of the number of issued shares triggered by or in connection with the transaction contemplated by this Agreement (if any), including anti-dilution adjustment; and (vii) a reservation for all shares, options or other equity awards, promised, reserved for and/or allocated to directors, officers, employees, consultants and service providers of the Company or its subsidiaries (being deemed issued, converted granted and/or exercised), including the Company’s option pool of which the unallocated pool which shall represent 2.27% of the Company’s share capital on a Fully- Diluted Basis immediately following the Closing, remains available for allocation thereunder as of the Closing.

1.2.	Conversion of Convertible Amount. Subject to the terms and conditions of this Agreement, at the Closing (i) each SAFE Holder’s portion of the Convertible Amount shall automatically convert into Conversion Shares in accordance with the terms of the SAFE Agreements at a price per share equal to 80% of the Price Per Share (the “Conversion Price Per Share”), for such number of Conversion Shares as respectively specified opposite such SAFE Holder’s name in Exhibit C attached hereto, and (ii) the Company shall issue and allot to each SAFE Holder, in consideration for the conversion of such SAFE Holder’s portion of the Convertible Amount, such number of Conversion Shares as set forth opposite such SAFE Holder’s name in Exhibit C hereto.

1.3.	Termination of the Convertible Financing. The Company and each SAFE Holder hereby acknowledge and agree that, as of the Closing and upon conversion of such SAFE Holder’s portion of the Convertible Amount, the SAFE Agreements shall be deemed converted and discharged in full by the Company, and shall automatically terminate and expire and shall be of no further force and effect, without the need for any further action by the SAFE Holder or the Company, and the SAFE Holders shall have no rights, claims or demand whatsoever in respect thereof or the conversion hereunder and each SAFE Holder hereby waives any and all rights that may arise thereunder, including without limitation, any preemptive rights provided thereunder. In the event of any conflict between the terms of the SAFE Agreements and this Agreement, the terms of this Agreement shall prevail. Each SAFE Holder hereby waives such SAFE Holder’s right to notices, if any, under the SAFE Agreements in connection with the conversion hereunder.

1.4.	Closing; Delivery.

1.4.1.	The issuance and sale of the Investment Shares, the purchase thereof by the Purchasers, the issue of the Conversion Shares to the SAFE Holders, and the registration of the Purchased Shares in the names of the Investors in the share register of the Company, shall take place remotely via the exchange of documents and signatures, within 3 business days of the execution of this Agreement by all parties hereto (the “Closing”), or at such other date, time and place as shall be mutually agreed upon by the Company and each of the Investors.

1.4.2.	At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered.

1.4.3.	At Closing, the Company shall deliver to the Investors:

(a)	A copy of the register of shareholders of the Company (the “Shareholders Register”), certified by an executive officer of the Company and prepared in accordance with Section 130 of the Companies Law, 5759-1999, as amended (the “Companies Law”), in which the respective Purchased Shares issued at the Closing are registered in the name of each of the Investors, in the form attached hereto as Schedule 1.4.3(a)

(b)	True and correct copies of written resolutions, or minutes of a meeting of the Board and meeting of the Company’s shareholders, substantially in the forms attached hereto as Schedule 1.4.3(b), approving and adopting in all respects the execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby, including, among others, (a) authorizing the issuance and sale of the Purchased Shares against payment of the Purchase Price therefor; (b) approving the execution, delivery and performance by the Company of all agreements contemplated herein to which the Company is party and any agreements, instruments or documents ancillary thereto; (c) waiving all preemption and participation rights with respect to this Agreement except for the participation rights of the Investors executing this Agreement; and (d) authorizing and approving a grant of additional options under the Company’s option plan as an adjustment due to the allocation of shares as a result of the Agreement.

1.4.4.	At the Closing, each Purchaser shall cause the transfer in immediately available US Dollars to the Company of their respective portions of the Purchase Price, by wire transfer in accordance with the wire instructions or such other form of payment as is mutually agreed by the Company and each Purchaser.

Notwithstanding anything to the contrary herein and in addition to the purchasing of the Purchased Shares, the Parties hereby agree that Medigus shall purchase 156,566 Ordinary Shares from the Company in exchange for [11,328] restricted ordinary shares, with no par value, of Medigus, free and clear of all mortgages, deeds of trust, pledges, charges, security interests, conditional sale agreement, loans and encumbrances and liens, represented by restricted American Depositary Shares (each representing fifteen (15) ordinary shares) of Medigus (each a “Medigus ADS” and collectively the “Medigus ADSs”).

1.5.	Deferred Closing.

1.5.1.	During a period of 180 days following the Closing (the “Joinder Period”), additional investors, approved by the Board (each, a “Joining Party”), may subscribe to purchase additional Ordinary Shares of the Company at a price per share equal to the PPS or higher at one or more closings. The Parties agree that the Purchasers who purchased the shares at the Closing shall have a right to invest additional amounts at the PPS up to the Purchase Price before any other investor and/or shareholder of the Company that did not participate in the Initial Closing. Each such Joining Party shall execute a joinder to this Agreement (the “Joinder”). Following execution of each Joinder and the receipt of the amount invested by such Joining Party (each a “Deferred Closing”), the Company shall update

Exhibit B to include each Joining Party, the number of Ordinary Shares being purchased, the amount being invested in consideration thereof, shall register such issuance in the Shareholders Register and shall report such issuance to the Israeli Registrar of Companies. Upon the completion of each Deferred Closing, each Joining Party at such Deferred Closing, shall be considered a “Purchaser” for the purposes herein, and shall be deemed to have entered this Agreement at the Closing for all intents and purposes, including for the purpose of receiving the representations and warranties of the Company and/or providing the representation and warranties of the Purchaser set forth herein.

1.5.2.	In addition to the foregoing and not withstanding anything to the contrary herein, Srugo shall be entitled to invest, in priority to any Joining Party, at any time until the Deferred Closing, in addition to his respective Purchase Amount, an amount equal to the unsubscribed Purchase Amount at a price per share equal to the PPS. For avoidance of doubt such amount shall be part of the total Purchase Amount and not in addition to the total Purchase Amount.

1.6.	Anti-Dilution Protection

1.6.1.	If, for a period of 24 months after the Effective Date of this Agreement, the Company issues any New Securities (as defined in the Company’s Articles of Association) at a price per share lower than the PPS (a “Down Round”), then, subject to all applicable securities laws, the Company shall, within 21 days, issue to each Investor, without the payment of any additional consideration by such Investor, such number of additional Ordinary Shares of the Company equal to the delta between (x) the aggregate number of Ordinary Shares issued to such Investor pursuant to this Agreement and (y) the aggregate number of Ordinary Shares issued and sold to such Investor under this Agreement, had it been calculated based on the price per share at that time and on the basis of the Down Round.

1.6.2.	It is hereby agreed that the protection under this Section 1.6 shall be applicable only to Investors under this Agreement.

2.	Representations and Warranties of the Company.

The Company hereby represents and warrants to the Purchasers, that, except as set forth on the Disclosure Schedule delivered by the Company on the date hereof (the “Disclosure Schedule”), which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true, correct and complete as of the date hereof and as of the Closing (as if made on the Closing Date); except, in each case, as to such representations and warranties that address matters as of a particular date, which are true, correct and complete only as of such date. The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 2, and the information set forth in any section or subsection of the Disclosure Schedule shall apply to and qualify (a) the representation and warranty set forth in this Agreement to which it corresponds, and (b) whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Agreement for which it is reasonably apparent on its face that such information is relevant to such other section.

2.1.	Authorization. The Company has all necessary power and authority to execute and deliver this Agreement, and any other agreements contemplated hereby, or which are ancillary hereto (collectively, the “Transaction Documents”), and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Upon issuance to Purchasers, the Purchased Shares will be duly issued, free and clear of any liens (except for any liens imposed by the Purchasers), and such Purchased Shares are not subject to any voting trust agreement or other contract relating to the ownership, voting, dividend rights or disposition of such Purchased Shares, except as set forth in the Articles. The Company is not in violation nor default of any of the provisions of its Articles of Incorporation. No proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

2.2.	Approvals; No Breach. This Agreement is, and any other agreements contemplated hereby or which are ancillary hereto, when executed and delivered by the Company shall be, duly and validly authorized, executed and delivered by the Company and constitute the valid and legally binding obligations of the Company, legally enforceable against the Company in accordance with their respective terms, subject to (i) judicial principles respecting election of remedies or limiting the availability of specific performance, injunctive relief or other equitable remedies, (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights; and (iii) public policy concerns (including, without limitation, the ability of a court to refuse to enforce unconscionable covenants and similar provisions). No consent, approval, order, license, permit, action by, or authorization of or designation, declaration, or filing with any governmental authority on the part of the Company is required that has not been, or will not have been, obtained by the Company in connection with the valid execution, delivery and performance of this Agreement and the other agreements contemplated hereby or ancillary hereto or the offer, sale, and transfer of the Purchased Shares. Neither the execution and delivery of this Agreement and any other agreements contemplated hereby or ancillary hereto by the Company nor compliance by the Company with the terms and provisions hereof or thereof, will conflict with, result in a breach or violation of, any of the terms, conditions and provisions of: (i) any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign to which the Company is party or by which it is bound, (ii) any agreement, contract, lease, license or commitment to which the Company is a party or to which he is subject to, (iii) applicable law, statute, ordinance, or regulation, or (iv) the Articles.

2.3.	Disputes. There is no suit, action, proceeding, claim or investigation pending or threatened in writing against the Company, which, if determined or resolved adversely in accordance with the plaintiff’s demands, could challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

2.4.	Capitalization.

2.4.1.	The authorized share capital of the Company consists of (i) 19,752,250 Ordinary Shares; and (ii) 311,457 Deferred Shares (as defined in the Articles of Association) on or immediately prior to the Closing as set forth in the Company’s articles of association (the “Articles of Association”). The authorized share capital of the Company immediately following the Closing shall consist of (i) 19,752,250 Ordinary Shares; and (ii) 311,475 Deferred Shares.

2.4.2.	The outstanding securities of the Company, on a Fully-Diluted Basis as of the date hereof, are owned by and registered in the names of such security holders, and in such numbers as specified in the Cap Table in Exhibit D.

2.4.3.	Other than those included in the Cap Table, there are no other shares of any class or series of shares of the Company authorized, issued or outstanding.

2.4.4.	Other than (i) 938,967 Ordinary Shares representing 18.37% of the Company’s share capital on a Fully Diluted basis immediately following the Closing, for issuance of, and grant of options (including the additional number of options to be granted as an adjustment as a result of the allocation of shares under this Agreement) or other equity awards exercisable into, Ordinary Shares of the Company to directors, officers, employees, consultants and service providers of the Company or its subsidiaries under the Company’s 2021 Share Incentive Plan (the “Plan”) the Company has no share capital reserved for issuance of outstanding options, equity awards or convertible instruments of any kind. Exhibit D sets forth each outstanding or promised option or equity award.

2.4.5.	The issued and outstanding shares of the Company are duly and validly authorized and issued, fully paid and non-assessable, and were offered and issued in compliance with the provisions of the Articles of Association as in effect at the time of each such issuance and in compliance with all applicable corporate and securities laws.

2.4.6.	Except for the rights of the shareholders of the Company under the Articles of Association, no person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement.

2.4.7.	The Company has not declared or paid any dividends or authorized or made any distribution upon or with respect to any class or series of its share capital.

2.5.	Solvency. The Company is solvent and is currently paying its debts as they become due.

2.6.	Material Changes. Other than as listed on Section 2.6 of the Disclosure Schedule, since August 25th, 2021, there has been no event, occurrence or development that has had or that would reasonably be expected to result in a material adverse effect on the legality, validity and enforceability of the Agreement and the Transaction Documents, a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company or a material adverse effect on the Company’s ability to perform in all material respects on a timely basis its obligations under the Transaction Documents (either of the above a “Material Adverse Effect”).

2.7.	Financial Statements; No Undisclosed Liabilities.

2.7.1.	The Company has no liabilities or obligations, contingent or otherwise, other than liabilities incurred in the ordinary course of business, which, individually and in the aggregate, do not exceed US50,000.

2.7.2.	The Company is not a guarantor or indemnitor of any debt or obligation of another, nor has the Company given any loan, security or otherwise agreed to become liable for any obligation of any person. No person has given any guarantee of, or security for, any obligation of the Company. The Company did not extend any loans or advances to any person, other than advances for expenses to its employees in the ordinary course of business.

2.8.	Assets and Properties. The Company has good and marketable title to all of the tangible or personal properties and assets owned by the Company which are material to the business of the Company as currently conducted as now conducted and as proposed to be conducted, and such properties and assets are free and clear of all mortgages, deeds of trust, liens, pledges, charges, security interests, conditional sale agreement, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company’s ownership or use of such property or assets. The Company does not lease any assets or tangible property.

2.9.	Intellectual Property. The Company owns, or has rights to use, all patents, patent applications, trademarks, trademark applications, trade and service mark registrations, service marks, trade names, trade secrets, inventions, copyrights, technology, know-how, licenses and other intellectual property rights, proprietary rights and similar rights in connection with their respective businesses (collectively, the “Intellectual Property Rights”). All the registered Intellectual Property Rights of the Company has expired, terminated or been abandoned. The Company has not received a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe (and will not infringe) the rights of any person. There is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any Company Intellectual Property or the Company’s Intellectual Property Rights.

2.10.	Section 2.10 of the Disclosure Schedule is a complete list of all (i) patents, trademarks, service marks, trade names, copyrights, domain name, registration with respect to any of the Company’ Intellectual Property and any applications for and under any of the foregoing; and (ii) unregistered trademark.

2.11.	All of the Company’s employees and consultants, past and present, have entered into written agreements with the Company assigning to the Company all rights, title and interests in Company Intellectual Property developed, invented, programmed, designed, conceived or reduced to practice (either alone or jointly with others) in the course of their employment or engagement, as the case may be, or that relate to the Company’s business as currently conducted and as currently proposed to be conducted, and explicitly waiving all non-assignable rights (including moral rights) and rights to receive royalties or compensation in connection therewith (including, without limitation, under Section 134 of the Israeli Patent Law, 1967). Any and all Company Intellectual Property which has been, is currently being or will be developed by any employee or consultant of the Company is and shall be the sole property of the Company. The Company has taken all required security measures to protect the secrecy, confidentiality and value of all the Company Intellectual Property, which measures are reasonable and customary in the industry in which the Company operates and, to the Company’s knowledge, there has been no breach of security of the Company’s systems involving any such information. To the Company’s knowledge, it will not be necessary to use any of the developments, ideas, inventions, trade secrets, proprietary information or other intellectual property of any of its employees or consultants made prior to their employment or engagement by the Company.

2.12.	“Company Intellectual Property” means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, copyrights, trade secrets, know-how, inventions, designs, works of authorship, computer programs and technical data, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses and rights in, to and under any of the foregoing, in any and all such cases that are owned or used by the Company in the conduct of the Company’s business as currently conducted and as currently proposed to be conducted.

2.13.	Labor Matters.

2.13.1.	The Company has one employee and has complied, in all material respects, with all applicable employment laws policies, procedures and agreements relating to employment, and terms and conditions of employment. The Company has paid in full to its respective employee all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employee on or prior to the date of this Agreement. The Company has complied in all material respects with the applicable laws relating to the proper withholding and remittance to the proper tax and other authorities of all sums required to be withheld from employees or persons deemed to be employees under applicable laws. The Company’s employee is subject to Section 14 Arrangement under the Israeli Severance Pay Law, 1963 from the commencement date of his employment and on the basis of his entire salary. The Company’s liability for any obligations to pay any amount of severance payment, pension, accrued vacation, and other social benefits and contributions, under applicable law or contract, or any other payment of substantially the same nature, is fully funded by deposit of funds in severance funds, pension funds, managers insurance policies or provident funds (and if not required to be so funded) adequate provisions have been made in the Company’s financial statements.

2.13.2.	The Company is not a party to, bound by or subject to, and no employee of the Company benefits from, any collective bargaining agreement, collective labor agreement, extension orders (tzavei harchava) (other than extension orders that apply to all employees in Israel generally), or other contract or arrangement with a labor union, trade union or other organization or body, to provide benefits or working conditions beyond the minimum benefits and working conditions required by applicable law. No labor union has requested or has sought to represent any of the employees, representatives or agents of the Company, nor is the Company aware of any labor organization activity involving its employees.

2.14.	Governmental Consent. No consent, approval order or authorization of, or registration, qualification, designation, declaration or filing with any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement.

2.15.	Taxes. The Company has filed all tax returns and reports (including information returns and reports) as required by law. To the best of the Company’s knowledge these returns and reports are true and correct. The Company has paid all taxes and other tax assessments due. The Company has never had any tax deficiency proposed or assessed against it and has not executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge. The Company has not received notice from any governmental authority that its tax returns, sales or use tax returns has been or is currently being audited. Since December 31, 2022, the Company has not incurred any taxes, assessments or governmental charges other than in the ordinary course of business and the Company has made adequate provisions on its books of account for all taxes, assessments and governmental charges with respect to its business, properties and operations for such period. The Company has withheld or collected from each payment made to any employee, the amount of all taxes required to be withheld or collected therefrom, and has paid the same to the proper tax receiving officers or authorized depositories. The Company has not granted any compensation, equity or award that could be deemed deferred compensation for which the Company would have been required to withhold taxes, and neither the Company nor any person that is a member of the same controlled group as the Company or under common control with the Company has any liability or obligation to make any payments or to issue any equity award or bonus that could be deemed deferred compensation for which the Company would have been required to withhold taxes.

2.16.	Budget. The Company’s Budget is attached hereto as Schedule 2.16 (the “Budget”). The Budget has been prepared in good faith and with reasonable professional care by the Company, and the Company is unaware of any fact or circumstance which as of the Closing makes the Budget untrue, unreasonable or misleading in any material way.

2.17.	Corporate Documents. Except for amendments necessary to satisfy the representations, warranties or conditions contained in the Agreement (the forms of which have been approved by Purchaser), the Articles of Association are in the form provided to counsel for the Purchasers.

2.18.	No Power of Attorney. There are no outstanding powers of attorney executed on behalf of the Company providing or delegating rights to act on its behalf, and no person, as agent or otherwise, is entitled to or authorized to bind or commit the Company to any obligation and the Company is not aware of any person purporting to do so.

2.19.	Full Disclosure. The Company has provided Purchasers with all information the Purchasers have requested. Neither this Agreement (including the Schedules hereto) nor any certificates made or delivered in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading, in view of the circumstances in which they were made.

2.20.	Medigus ADSs. in connection with the issuance of the Medigus ADS’ assigned, transferred and delivered to the Company, the Company represents and warrants:

2.20.1.	the Company understands that the sale of the Medigus ADSs is not registered under the 1933 Act and that the issuance hereof to the Company is intended to be exempt from registration under the 1933 Act pursuant to Regulation D. The Company is an “accredited investor,” as such term is defined in Rule 501 of Regulation D or, if not an accredited investor, otherwise meets the suitability requirements of Regulation D and Section 4(a)(2) of the 1933 Act. The certificates representing the Medigus ADSs issued to the Company shall be endorsed with the following legends, in addition to any other legend required to be placed thereon by applicable securities laws:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”), OR APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS.” “TRANSFER OF THESE SECURITIES IS PROHIBITED UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT WITH RESPECT TO SUCH SECURITY SHALL THEN BE IN EFFECT AND SUCH TRANSFER HAS BEEN QUALIFIED UNDER ALL APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, OR AN EXEMPTION THEREFROM SHALL BE AVAILABLE UNDER THE ACT AND SUCH LAWS.”

2.20.2.	the Company acknowledges that neither the SEC, nor the securities regulatory body of any state or other jurisdiction, has received, considered or passed upon the accuracy or adequacy of the information and representations made in this Agreement.

2.20.3.	the Company understands that the Medigus ADSs may not be sold, transferred, or otherwise disposed of without registration under the 1933 or an exemption therefrom, and that in the absence of an effective registration statement covering the Medigus ADSs acquired hereunder or any available exemption from registration under the 1933 Act, the Medigus ADSs acquired hereunder may have to be held indefinitely and the Corporation further acknowledges that the Medigus ADSs acquired hereunder may not be sold pursuant to Rule 144 promulgated under the 1933 Act unless all of the conditions of Rule 144 are satisfied, including, without limitation, the Purchaser’s compliance with the reporting requirements under the Exchange Act.

3.	Representations and Warranties and Covenants of the Purchasers.

The Purchasers hereby represents and warrants to the Company, severally and not j ointly, as follows:

3.1.	Enforceability. The Purchaser has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Purchaser necessary for the authorization, execution, delivery, and performance of all of Purchaser’s obligations under this Agreement has been taken or will be taken prior to the Closing. This Agreement is duly and validly authorized, executed and delivered by the Purchaser and constitutes the valid, binding and enforceable obligations of the Purchaser, legally enforceable against the Purchaser in accordance with his respective terms, except as limited by (i) judicial principles respecting election of remedies or relating to the availability of specific performance, injunctive relief, or other equitable remedies (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights; and (iii) public policy concerns (including, without limitation, the ability of a court to refuse to enforce unconscionable covenants and similar provisions).

3.2.	Consents; Non-Contravention. No consent, approval, order, license, permit, action by, or authorization of or designation, declaration, or filing with any governmental authority on the part of the Purchaser is required that has not been obtained by the Purchaser in connection with the valid execution, delivery and performance of this Agreement, and the purchase of the Purchased Shares hereunder, legally enforceable against the Purchaser in accordance with his respective terms, subject to (i) judicial principles respecting election of remedies or limiting the availability of specific performance, injunctive relief or other equitable remedies, (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights; and (iii) public policy concerns (including, without limitation, the ability of a court to refuse to enforce unconscionable covenants and similar provisions). Neither the execution, delivery and performance by the Purchaser of this Agreement or any ancillary document thereto, nor compliance by the Purchaser with the terms and provisions hereof or thereof, shall conflict with, or result in a breach, violation or default (or event which with the giving of notice or lapse of time, or both, would become a default) of, any of the terms, conditions and provisions of: (i) any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign to which the Purchaser is party or by which it is bound, (ii) any agreement, contract, lease, license or commitment to which the Purchaser is a party or by which it is bound, or to which any of its properties is subject, or (iii) applicable law, statute, ordinance, or regulation.

3.3.	General Experience. The Purchaser acknowledges that it can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Purchased Shares and has the capacity to protect its own interests. The Purchaser represent and warrant that the Purchased Shares are purchased on an “As Is” basis, subject only to the specific representations of the Company set forth above (with the acknowledgment that the Company has not provided any other representations or warranties, expressed or implied).

3.4.	Purchase for Own Account. The Purchaser represents and agrees that the Purchased Shares are purchased only for investment, for its own account, and without a view to, or any present intention to sell or otherwise distribute the Purchased Shares.

4.	Covenants of the Company.

4.1.	Use of Proceeds. The Company will use the proceeds from the sale of the Purchased Shares for its on-going operations and activities.

4.2.	Rights to Certain Financial Information. Investors shall have the rights included in this Section 4 of the Agreement, until either Investor or any of its affiliates (with the term “affiliate” having the meaning set forth under Rule 405 under the Securities Act of 1933, as amended) is required to issue immediate and periodic reports pursuant to the Israeli Securities Law 5728-1968, as amended (the “Israeli Securities Law”) and/or the Securities Exchange Act of 1934, as amended (the “Exchange Act” and together with the rules of a stock exchange on which Purchaser’s securities are listed for trade and the Israeli Securities Law, “Securities Law”) (the “Rights Period”).

4.2.1.	During the Rights Period, at the request of the Investors, the Company shall deliver to Investors:

(a)	Annual report and financial statements of the Company (including a balance sheet, statement of income, statement of shareholders equity, statement of comprehensive income, statement of cash flow and related notes to the financial statements, as well as subsequent event letters for the dates designated by the Purchasers) in respect of each fiscal year, signed by the Company, audited by a reputable accounting firm and accompanied by a customary signed opinion of such firm, within three (3) days from the approval of such financial statements by the Board but in any event no later than: (x) thirty (30) days prior to the end of the first quarter of a fiscal year (i.e., March 31st);. In addition, the Company shall deliver to the Purchaser the draft (an Excel file containing the most up to date figures and notes) of the above within fifty (50) days after the end of such fiscal year prior to furnishing the signed financial statements;

(b)	Semi-annual financial statements of the Company for the first two (2) fiscal quarters of each fiscal year of the Company and, if required by the Purchasers under the Securities Law or accounting standard, quarterly financial statements in respect of each of the first three (3) fiscal quarters of each fiscal year of the Company (including a balance sheet, statement of income, statement of shareholders equity, statement of comprehensive income, and statement of cash flow and related notes to the financial statements, as well as subsequent event letters for the dates designated by the Purchasers), signed by the Company and un-audited but reviewed by a reputable accounting firm and accompanied by a customary signed review report of such firm, within three (3) days from the approval of such financial statements by the Company’s board of directors but in any event within forty (40) days following the end of such fiscal quarter of the Company. In addition, the Company shall deliver to the Purchasers the draft of the above (an Excel file containing the figures and notes) after sending it to the Board (but in any event, no later than within thirty (30) days following the end of such fiscal quarter prior to furnishing the signed financial statements);

(c)	Consent letters from the accountants and appraisals (insofar as the Company’s financial statements include a valuation report) for the inclusion thereof in the Purchaser’s filings and financial statements, to the extent that the Purchaser determines that such inclusion is required under the Securities Law; and

(d)	Any other information and/or documentation reasonably required by the Purchaser to enable it to duly prepare its audited and non-audited consolidated financial statements (both annual and quarterly) and other required reports.

4.2.2.	All financial statements and other information provided pursuant to this Section 4 shall be: (i) prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, or if Purchasers is reporting under a different accounting standard (such as U.S. GAAP), shall include a reconciliation to that standard; and (ii) audited, in accordance with the Public Company Accounting Oversight Board (PCAOB) rules and standards. The said financial statements will be prepared by independent accountant, selected by the Company and approved by the Company’s board of directors. Such financial statements and other information shall reflect any adjustments or modifications reasonably requested by the Purchaser which are necessary for the Purchaser to comply with accounting standards and reporting requirements applicable to it under the Securities Law (including translation to English and $ presentation).

4.2.3.	The Parties hereby agree that all costs related to the preparation of the financial statements and other information listed in section 4.2.1, shall be borne solely by Medigus Ltd.

4.2.4.	During the Rights Period, the Company shall make best efforts to cooperate to the extent reasonably possible, with the Investors in order to assist the Investors in meeting their obligations under the US SOX and/or Israeli SOX.

4.3.	Rights to Other Information.

4.3.1.	During the Rights Period, in the event that an Investor determines, after consultation with its legal counsel or auditors, that information with respect to the Company is required to be disclosed by the Investor either: (i) by report under the Securities Law; or (ii) in any periodic report, prospectus, any other document prepared in connection with any offerings of securities by the Investor, or any other public report required under the Securities Law (the information under sub sections (i) and (ii) above will be referred to as “Material Information”), then the Company shall provide such Material Information to the Investor (including a description of such Material Information) within a reasonable period following a written request of the Investor to enable the Investor to comply with its reporting obligations in a timely manner and in accordance with the Securities Law and applicable rules. It is hereby clarified that in the event the Material Information has not been disclosed yet to the public by the Company, the Parties shall cooperate in good faith to allow the Investor to meet its reporting obligations without prejudicing those of the Company.

4.3.2.	During the Rights Period, in the event that the Company or the Investors become aware of any Material Information relating to the Company, then the Company shall provide to the Investors any such Material Information (including a written description of such Material Information) within a reasonable period following becoming aware of such Material Information or within a reasonable period following receiving a written request from an Investor to disclose such Material Information, whichever is earlier, in order for the Investor to comply with its disclosure obligations in a timely manner and in accordance with the Securities Law and applicable rules. It is hereby clarified that in the event the Material Information has not been disclosed yet to the public by the Company, parties shall cooperate in good faith to allow the Investor to meet its reporting obligations without prejudicing those of the Company.

5.	Indemnification. Subject to the provisions of this Section 5, and up to an aggregate amount equal to the amount of the respective portion of the Purchase Price, plus the respective portion of the Convertible Amount under the applicable SAFE Agreement, the Company will indemnify and hold each Investors and if applicable, its directors, officers, shareholders, members, partners, employees and agents (and any other person of functional equivalence to such holders of such titles) (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of Purchaser, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is solely based upon a material breach of Purchaser’s representations, warranties or covenants under the Transaction Documents or any violations by Purchaser of state or federal securities laws or any conduct by Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct) . If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case, if the Purchaser Party notifies the Company in writing that it elects to employ separate counsel at the expense of the Company, the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 5 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnification provided hereunder and the enforcement of such indemnification shall be the exclusive remedy available to the Purchaser Parties under this Agreement, other than for fraud or intentional misrepresentation; provided that this provision does not limit the right to seek specific performance, a restraining order or injunctive relief with respect to any provision of this Agreement. The indemnification provision described above shall be limited for a period of 12 months from the Closing Date.

6.	General Provisions.

6.1.	Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Investor may transfer any shares purchased hereunder unless each transferee agrees to be bound by the terms of this Agreement.

6.2.	Entire Agreement. This Agreement (including the exhibits and schedules hereto), and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and supersede all prior agreements and understandings, both written and oral, among any of the parties hereto, with respect to the subject matter hereof (with no concession being made as to the existence of any such prior agreements or understandings).

6.3.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the state of Israel, without reference to its conflict of laws provisions. The parties hereto agree to exclusively submit to the jurisdiction of the competent courts of Tel Aviv - Jaffa with respect to the breach or interpretation of this Agreement or the enforcement of any and all rights, duties, liabilities, obligations, powers, and other relations between the parties arising under this Agreement.

6.4.	Counterparts; Electronic Signature. This Agreement may be executed and delivered by electronic signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.5.	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections shall be deemed to be references to the sections of Agreement, unless otherwise specifically stated herein.

6.6.	Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth in the preamble to this Agreement or in Exhibit A and Exhibit B, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 6.6.

6.7.	No Finder’s Fees. Each party represents that it neither is nor will be obligated for any Finder’s fee or commission in connection with this transaction.

6.8.	Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of all of the parties hereto. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.9.	Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.10.	Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

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[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

COMPANY:

POLYRIZON LTD.,

By:	/s/ Tomer Izraeli
Name:	Tomer Izraeli
Title:	CEO

PURCHASERS:

MEDIGUS LTD.

By:	/s/ Eli Yoresh
Name	Eli Yoresh
Title:	Chairman

SRUGO

By:
Name:
Title:

[		]

By:
Name:
Title: